Exhibit 99.3

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the second quarter ended

June 30, 2023

│1

TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

(in thousands of U.S. dollars)		As at	As at
	Note	June 30, 2023	December 31, 2022
Assets
Cash and cash equivalents		178,134	147,117
Trade and other receivables		897,979	1,030,726
Inventoried supplies		23,653	24,181
Current taxes recoverable		30,016	12,788
Prepaid expenses		61,465	38,501
Assets held for sale		9,045	10,250
Current assets		1,200,292	1,263,563

Property and equipment	7	2,191,807	2,131,955
Right-of-use assets	8	368,542	381,640
Intangible assets	9	1,675,392	1,592,110
Investments	10	18,471	85,964
Employee benefits	13	-	4,359
Other assets		18,063	19,192
Deferred tax assets		18,854	27,047
Non-current assets		4,291,129	4,242,267
Total assets		5,491,421	5,505,830

Liabilities
Trade and other payables		639,336	708,768
Current taxes payable		2,712	41,714
Provisions	14	44,495	43,903
Other financial liabilities		18,587	19,275
Long-term debt	11	30,565	37,087
Lease liabilities	12	118,195	115,934
Current liabilities		853,890	966,681

Long-term debt	11	1,306,237	1,278,670
Lease liabilities	12	282,085	297,105
Employee benefits	13	25,805	-
Provisions	14	101,359	131,736
Other financial liabilities		12,800	382
Deferred tax liabilities		362,510	368,186
Non-current liabilities		2,090,796	2,076,079
Total liabilities		2,944,686	3,042,760

Equity
Share capital	15	1,118,427	1,089,229
Contributed surplus	15, 17	29,380	41,491
Accumulated other comprehensive loss		(198,110)	(233,321)
Retained earnings		1,597,038	1,565,671
Total equity		2,546,735	2,463,070

Contingencies, letters of credit and other commitments	21
Subsequent events	22
Total liabilities and equity		5,491,421	5,505,830

The notes on pages 7 to 24 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

(In thousands of U.S. dollars, except per share amounts)		Three months	Three months	Six months	Six months
		ended	ended	ended	ended
	Note	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022

Revenue		1,549,451	1,989,450	3,109,878	3,883,298
Fuel surcharge		241,815	432,867	531,565	730,538
Total revenue		1,791,266	2,422,317	3,641,443	4,613,836

Materials and services expenses	18	897,705	1,259,124	1,837,985	2,399,532
Personnel expenses		492,360	618,770	1,034,632	1,243,605
Other operating expenses		104,752	126,822	217,190	243,027
Depreciation of property and equipment	7	62,348	66,378	121,395	130,825
Depreciation of right-of-use assets	8	31,954	31,297	63,389	62,821
Amortization of intangible assets	9	13,872	14,130	27,445	28,391
Gain on sale of rolling stock and equipment		(3,582)	(24,344)	(11,794)	(44,170)
(Gain) loss on derecognition of right-of-use assets		(260)	45	(1,067)	(12)
Loss (gain) on sale of land and buildings		40	1	40	(43)
Gain on sale of assets held for sale		(340)	(60,876)	(6,591)	(60,876)
Total operating expenses		1,598,849	2,031,347	3,282,624	4,003,100

Operating income		192,417	390,970	358,819	610,736

Finance (income) costs
Finance income	19	(1,648)	(165)	(3,358)	(83)
Finance costs	19	20,378	21,702	39,217	41,809
Net finance costs		18,730	21,537	35,859	41,726

Income before income tax		173,687	369,433	322,960	569,010
Income tax expense	20	45,453	92,608	82,808	144,462

Net income		128,234	276,825	240,152	424,548

Earnings per share
Basic earnings per share	16	1.49	3.05	2.78	4.65
Diluted earnings per share	16	1.47	3.00	2.74	4.56

The notes on pages 7 to 24 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

(In thousands of U.S. dollars)	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022

Net income	128,234	276,825	240,152	424,548

Other comprehensive income (loss)
Items that may be reclassified to income or loss in future periods:
Foreign currency translation differences	7,640	597	8,106	307
Net investment hedge, net of tax	23,822	(27,776)	26,866	(20,166)
Items directly reclassified to retained earnings:
Unrealized (loss) gain on investments in equity securities
measured at fair value through OCI, net of tax	(5,809)	(2,891)	13,562	(9,045)
Other comprehensive income (loss), net of tax	25,653	(30,070)	48,534	(28,904)

Total comprehensive income	153,887	246,755	288,686	395,644

The notes on pages 7 to 24 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
PERIODS ENDED June 30, 2023 AND 2022 (UNAUDITED)

(In thousands of U.S. dollars)					Accumulated	Accumulated
				Accumulated	foreign	unrealized		Total
				unrealized	currency	gain (loss)		equity
				loss on	translation	on invest-		attributable
				employee	differences	ments in	Retained	to owners
		Share	Contributed	benefit	& net invest-	equity	earnings	of the
	Note	capital	surplus	plans	ment hedge	securities	(deficit)	Company

Balance as at December 31, 2022		1,089,229	41,491	-	(239,120)	5,799	1,565,671	2,463,070

Net income		-	-	-	-	-	240,152	240,152
Other comprehensive income, net of tax		-	-	-	34,972	13,562	-	48,534
Realized (loss) gain on equity securities		-	-	-	-	(13,323)	13,323	-
Total comprehensive income		-	-	-	34,972	239	253,475	288,686

Share-based payment transactions, net of tax	17	-	11,949	-	-	-	-	11,949
Stock options exercised, net of tax	15, 17	12,078	(3,231)	-	-	-	-	8,847
Dividends to owners of the Company	15	-	-	-	-	-	(60,401)	(60,401)
Repurchase of own shares	15	(12,065)	-	-	-	-	(106,770)	(118,835)
Net settlement of restricted share units
and performance share units, net of tax	15, 17	29,185	(20,829)	-	-	-	(54,937)	(46,581)
Total transactions with owners, recorded directly in equity		29,198	(12,111)	-	-	-	(222,108)	(205,021)

Balance as at June 30, 2023		1,118,427	29,380	-	(204,148)	6,038	1,597,038	2,546,735

Balance as at December 31, 2021		1,133,181	39,150	(292)	(156,926)	12,553	1,282,689	2,310,355

Net income		-	-	-	-	-	424,548	424,548
Other comprehensive income (loss), net of tax		-	-	-	(19,859)	(9,045)	-	(28,904)
Realized (loss) gain on equity securities		-	-	-	-	(447)	447	-
Total comprehensive income (loss)		-	-	-	(19,859)	(9,492)	424,995	395,644

Share-based payment transactions, net of tax	17	-	3,980	-	-	-	-	3,980
Stock options exercised, net of tax	15, 17	9,085	(2,442)	-	-	-	-	6,643
Dividends to owners of the Company	15	-	-	-	-	-	(48,787)	(48,787)
Repurchase of own shares	15	(36,747)	-	-	-	-	(248,979)	(285,726)
Net settlement of restricted share units, net of tax	15, 17	1,784	(4,554)	-	-	-	(1,035)	(3,805)
Total transactions with owners, recorded directly in equity		(25,878)	(3,016)	-	-	-	(298,801)	(327,695)

Balance as at June 30, 2022		1,107,303	36,134	(292)	(176,785)	3,061	1,408,883	2,378,304

The notes on pages 7 to 24 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

(In thousands of U.S. dollars)		Three months	Three months	Six months	Six months
		ended	ended	ended	ended
	Note	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022

Cash flows from operating activities
Net income		128,234	276,825	240,152	424,548
Adjustments for:
Depreciation of property and equipment	7	62,348	66,378	121,395	130,825
Depreciation of right-of-use assets	8	31,954	31,297	63,389	62,821
Amortization of intangible assets	9	13,872	14,130	27,445	28,391
Share-based payment transactions	17	3,306	3,659	6,649	7,686
Net finance costs	19	18,730	21,537	35,859	41,726
Income tax expense	20	45,453	92,608	82,808	144,462
Gain on sale of property and equipment		(3,542)	(24,343)	(11,754)	(44,213)
(Gain) loss on derecognition of right-of-use assets		(260)	45	(1,067)	(12)
Gain on sale of assets held for sale		(340)	(60,876)	(6,591)	(60,876)
Employee benefits		12,591	8,682	30,175	14,362
Provisions, net of payments		(19,909)	7,755	(27,862)	17,409
Net change in non-cash operating working capital	6	(14)	(87,062)	50,823	(223,306)
Interest paid		(17,561)	(19,781)	(33,519)	(40,005)
Income tax paid		(74,476)	(83,029)	(145,382)	(118,302)
Net cash from operating activities		200,386	247,825	432,520	385,516

Cash flows used in investing activities
Purchases of property and equipment	7	(84,152)	(74,522)	(160,400)	(164,948)
Proceeds from sale of property and equipment		19,465	44,071	44,180	87,986
Proceeds from sale of assets held for sale		2,380	91,928	17,486	91,928
Purchases of intangible assets	9	(655)	(1,297)	(1,645)	(2,737)
Proceeds from sale of intangible assets		-	-	-	250
Business combinations, net of cash acquired	5	(30,309)	(34,030)	(115,052)	(56,265)
Purchases of investments		(4,352)	(45,261)	(4,352)	(72,844)
Proceeds from sale of investments		85,728	4,490	89,212	4,490
Others		(453)	(66)	(609)	607
Net cash used in investing activities		(12,348)	(14,687)	(131,180)	(111,533)

Cash flows used in financing activities
Net decrease in bank indebtedness		(1,089)	(108)	(1,229)	(346)
Proceeds from long-term debt	11	-	4,160	-	314,185
Repayment of long-term debt	11	(9,002)	(11,616)	(22,497)	(348,955)
Net increase in revolving facilities	11	36,789	36,695	36,789	150,725
Repayment of lease liabilities	12	(31,229)	(30,598)	(62,564)	(61,225)
Increase (decrease) of other financial liabilities		653	(90)	(3,297)	(681)
Dividends paid		(30,637)	(24,210)	(60,956)	(49,150)
Repurchase of own shares	15	(112,839)	(211,697)	(118,835)	(285,726)
Proceeds from exercise of stock options	15	2,146	2,441	8,847	6,643
Share repurchase for settlement of restricted share
units and performance share units		(1,056)	(3,781)	(46,581)	(3,805)
Net cash used in financing activities		(146,264)	(238,804)	(270,323)	(278,335)

Net change in cash and cash equivalents		41,774	(5,666)	31,017	(4,352)
Cash and cash equivalents, beginning of period		136,360	20,606	147,117	19,292
Cash and cash equivalents, end of period		178,134	14,940	178,134	14,940

The notes on pages 7 to 24 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30 2023 AND 2022 – (UNAUDITED)

1.
Reporting entity

TFI International Inc. (the “Company”) is incorporated under the Canada Business Corporations Act, and is a company domiciled in Canada. The address of the Company’s registered office is 8801 Trans-Canada Highway, Suite 500, Montreal, Quebec, H4S 1Z6.

The condensed consolidated interim financial statements of the Company as at and for the three and six months ended June 30, 2023 and 2022 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”).

The Group is involved in the provision of transportation and logistics services across the United States, Canada and, until August 31, 2022, Mexico.

2.
Basis of preparation
a)
Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Group.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on July 31, 2023.

b)
Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•
investment in equity securities, derivative financial instruments and contingent considerations are measured at fair value;
•
liabilities for cash-settled share-based payment arrangements are measured at fair value in accordance with IFRS 2;
•
the defined benefit pension plan liability is recognized as the net total of the present value of the defined benefit obligation less the fair value of the plan assets; and
•
assets and liabilities acquired in business combinations are measured at fair value at acquisition date.

These condensed consolidated interim financial statements are expressed in U.S. dollars, except where otherwise indicated.

c)
Seasonality of interim operations

The activities conducted by the Group are subject to general demand for freight transportation. Historically, demand has been relatively stable with the first quarter being generally the weakest in terms of demand. Furthermore, during the harsh winter months, fuel consumption and maintenance costs tend to rise. Consequently, the results of operations for the interim period are not necessarily indicative of the results of operations for the full year.

d)
Functional and presentation currency

The Company’s consolidated interim financial statements are presented in U.S. dollars (“U.S. dollars” or “USD”).

The Company’s functional currency is the Canadian dollar (“CAD” or CDN$”). Translation gains and losses from the application of the U.S. dollar as the presentation currency while the Canadian dollar is the functional currency are included as part of the cumulative foreign currency translation adjustment.

All financial information presented in U.S. dollars has been rounded to the nearest thousand.

e)
Use of estimates and judgments

The preparation of the accompanying financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, the disclosures about contingent assets and liabilities, and the reported amounts of revenues and expenses. Such estimates include the valuation of goodwill and intangible assets, the measurement of identifiable assets and liabilities acquired in business combinations, income tax provisions, defined benefit obligation, the self-insurance and other provisions, and contingencies. These estimates and assumptions are based on management’s best estimates and judgments.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30 2023 AND 2022 – (UNAUDITED)

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from these estimates. Changes in those estimates and assumptions resulting from changes in the economic environment will be reflected in the financial statements of future periods.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those applied and described in the Group’s 2022 annual consolidated financial statements.

3.
Significant accounting policies

The accounting policies described in the Group’s 2022 annual consolidated financial statements have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated in note 3. The accounting policies have been applied consistently by Group entities.

New standards and interpretations adopted during the period

The following new standards, and amendments to standards and interpretations, are effective for the first time for interim periods beginning on or after January 1, 2023 and have been applied in preparing these condensed consolidated interim financial statements.

Definition of Accounting Estimates (Amendments to IAS 8)

On February 12, 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments are effective for annual periods beginning on or after January 1, 2023. The amendments introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy. The adoption of the amendments did not have a material impact on the Group’s condensed consolidated interim financial statements.

New standards and interpretations not yet adopted

The following new standards are not yet effective, and have not been applied in preparing these condensed consolidated interim financial statements:

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements (the 2020 amendments), to clarify the classification of liabilities as current or non-current. On October 31, 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1) (the 2022 amendments), to improve the information a company provides about long-term debt with covenants. The 2020 amendments and the 2022 amendments (collectively “the Amendments”) are effective for annual periods beginning on or after January 1, 2024. Early adoption is permitted. A company that applies the 2020 amendments early is required to also apply the 2022 amendments.

For the purposes of non-current classification, the Amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must exist at the end of the reporting period and have substance. The Amendments reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Covenants with which a company must comply after the reporting date do not affect a liability’s classification at that date.

The Amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The Amendments state that:

•
the settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and
•
when classifying liabilities as current or non-current a company can ignore only those conversion options that are recognized as equity.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30 2023 AND 2022 – (UNAUDITED)

The adoption of the amendments is not expected to have a material impact.

Lease Liability in a Sale and Leaseback

On September 22, 2022, the IASB issued Lease Liability in a Sale and Leaseback (Amendments to IFRS 16). The amendments are effective for annual periods beginning on or after January 1, 2024. Early adoption is permitted. The amendment introduces a new accounting model which impacts how a seller-lessee accounts for variable lease payments that arise in a sale-and-leaseback transaction. The amendments clarify that on initial recognition, the seller-lessee includes variable lease payments when it measures a lease liability arising from a sale-and-leaseback transaction and after initial recognition, the seller-lessee applies the general requirements for subsequent accounting of the lease liability such that it recognizes no gain or loss relating to the right of use it retains. The amendments need to be applied retrospectively, which require seller-lessees to reassess and potentially restate sale-and-leaseback transactions entered into since implementation of IFRS 16 in 2019. The adoption of the amendments is not expected to have a material impact.

4.
Segment reporting

The Group operates within the transportation and logistics industry in the United States, Canada and, until August 31, 2022, Mexico, in different reportable segments, as described below. The reportable segments are managed independently as they require different technology and capital resources. For each of the operating segments, the Group’s CEO reviews internal management reports. The following summary describes the operations in each of the Group’s reportable segments:

Package and Courier:	Pickup, transport and delivery of items across North America.
Less-Than-Truckload (a):	Pickup, consolidation, transport and delivery of smaller loads.
Truckload (b):

Full loads carried directly from the customer to the destination using a closed van or specialized equipment to meet customers’ specific needs. Includes expedited transportation, flatbed, tank, container and dedicated services.

Logistics:	Asset-light logistics services, including brokerage, freight forwarding and transportation management, as well as small package parcel delivery.

(a)
The Less-Than-Truckload reporting segment represents the aggregation of the Canadian Less-Than-Truckload and U.S. Less-Than-Truckload operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar, amongst others, with respect to the nature of services offered and the methods used to distribute their services. Additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.

(b)
Prior to August 31, 2022, the Truckload reporting segment represented the aggregation of the Canadian Conventional Truckload, U.S. Conventional Truckload, and Specialized Truckload operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar, amongst others, with respect to the nature of services offered and the methods used to distribute their services. Additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends. On August 31,2022, the Group sold CFI’s Truckload, Temp Control and Mexican non-asset logistics businesses, operating primarily in the U.S. Conventional Truckload operating segment. Subsequent to the sale, the remaining business operations in the Group’s U.S. Conventional Truckload operating segment were transferred to the Specialized Truckload operating segment. Because the transfer was amongst operating segments in the same reportable segment and the aggregation criteria continued to be met, there was no impact on the reportable segment results.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment operating income or loss. This measure is included in the internal management reports that are reviewed by the Group’s CEO and refers to “Operating income (loss)” in the consolidated statements of income. Segment operating income or loss is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30 2023 AND 2022 – (UNAUDITED)

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended June 30, 2023
Revenue(1)	115,588	672,827	410,680	361,767	-	(11,411)	1,549,451
Fuel surcharge(1)	26,651	130,537	69,099	17,705	-	(2,177)	241,815
Total revenue(1)	142,239	803,364	479,779	379,472	-	(13,588)	1,791,266
Operating income (loss)	27,104	80,672	66,183	32,893	(14,435)	-	192,417
Selected items:
Depreciation and
amortization	6,301	42,656	48,735	10,352	130	-	108,174
Loss on sale of land
and buildings	-	(36)	(4)	-	-	-	(40)
Gain on sale of
assets held for sale	-	308	32	-	-	-	340
Intangible assets	184,087	173,192	788,931	529,045	137	-	1,675,392
Total assets	350,551	2,260,987	1,836,752	782,469	260,662	-	5,491,421
Total liabilities	88,179	703,719	395,693	225,209	1,532,014	(128)	2,944,686
Additions to property
and equipment	2,280	52,908	28,219	722	23	-	84,152

Three months ended June 30, 2022
Revenue(1)	125,082	870,176	556,894	453,701	-	(16,403)	1,989,450
Fuel surcharge(1)	41,383	227,801	146,340	21,681	-	(4,338)	432,867
Total revenue(1)	166,465	1,097,977	703,234	475,382	-	(20,741)	2,422,317
Operating income (loss)	36,800	187,284	127,370	42,368	(2,852)	-	390,970
Selected items:
Depreciation and
amortization	6,776	39,176	55,765	9,886	202	-	111,805
Loss on sale of land
and buildings	-	(1)	-	-	-	-	(1)
Gain on sale of
assets held for sale	-	54,640	6,236	-	-	-	60,876
Intangible assets	189,914	180,742	940,838	490,001	279	-	1,801,774
Total assets	378,020	2,419,851	2,360,822	790,298	131,318	-	6,080,309
Total liabilities	110,867	868,627	522,024	231,654	1,968,964	(131)	3,702,005
Additions to property
and equipment	1,595	20,187	52,397	89	(31)	-	74,237

(1) Includes intersegment revenue and intersegment fuel surcharge

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30 2023 AND 2022 – (UNAUDITED)

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Six months ended June 30, 2023
Revenue(1)	228,148	1,363,688	824,805	717,018	-	(23,781)	3,109,878
Fuel surcharge(1)	59,295	288,414	155,069	33,280	-	(4,493)	531,565
Total revenue(1)	287,443	1,652,102	979,874	750,298	-	(28,274)	3,641,443
Operating income (loss)	54,427	138,612	136,679	64,603	(35,502)	-	358,819
Selected items:
Depreciation and
amortization	12,703	82,538	96,585	20,135	268	-	212,229
Loss on sale of
land and buildings	-	(36)	(4)	-	-	-	(40)
Gain on sale of
assets held for sale	-	3,182	3,409	-	-	-	6,591
Intangible assets	184,087	173,192	788,931	529,045	137	-	1,675,392
Total assets	350,551	2,260,987	1,836,752	782,469	260,662	-	5,491,421
Total liabilities	88,179	703,719	395,693	225,209	1,532,014	(128)	2,944,686
Additions to property
and equipment	5,693	108,944	43,404	895	148	-	159,084

Six months ended June 30, 2022
Revenue(1)	249,662	1,705,575	1,072,819	889,079	-	(33,837)	3,883,298
Fuel surcharge(1)	69,638	392,512	240,089	35,723	-	(7,424)	730,538
Total revenue(1)	319,300	2,098,087	1,312,908	924,802	-	(41,261)	4,613,836
Operating income (loss)	62,885	282,054	198,398	77,250	(9,851)	-	610,736
Selected items:
Depreciation and
amortization	13,630	76,678	111,993	19,329	407	-	222,037
Gain (loss) on sale of
land and buildings	-	(1)	44	-	-	-	43
Gain on sale of
assets held for sale	-	54,640	6,236	-	-	-	60,876
Intangible assets	189,914	180,742	940,838	490,001	279	-	1,801,774
Total assets	378,020	2,419,851	2,360,822	790,298	131,318	-	6,080,309
Total liabilities	110,867	868,627	522,024	231,654	1,968,964	(131)	3,702,005
Additions to property
and equipment	6,353	68,922	88,109	642	46	-	164,072

(1) Includes intersegment revenue and intersegment fuel surcharge

│11

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30 2023 AND 2022 – (UNAUDITED)

Geographical information

Revenue is attributed to geographical locations based on the origin of service location.

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Eliminations	Total
Three months ended June 30, 2023
Canada	142,239	146,170	278,946	66,990	(7,098)	627,247
United States	-	657,194	200,833	312,482	(6,490)	1,164,019
Total	142,239	803,364	479,779	379,472	(13,588)	1,791,266

Three months ended June 30, 2022
Canada	166,465	183,843	321,625	67,470	(8,339)	731,064
United States	-	914,134	381,609	400,946	(12,402)	1,684,287
Mexico	-	-	-	6,966	-	6,966
Total	166,465	1,097,977	703,234	475,382	(20,741)	2,422,317

Six months ended June 30, 2023
Canada	287,443	295,434	571,584	131,295	(15,405)	1,270,351
United States	-	1,356,668	408,290	619,003	(12,869)	2,371,092
Total	287,443	1,652,102	979,874	750,298	(28,274)	3,641,443

Six months ended June 30, 2022
Canada	319,300	347,424	586,658	130,149	(17,836)	1,365,695
United States	-	1,750,663	726,250	780,811	(23,425)	3,234,299
Mexico	-	-	-	13,842	-	13,842
Total	319,300	2,098,087	1,312,908	924,802	(41,261)	4,613,836

Segment assets are based on the geographical location of the assets.

	As at	As at
	June 30, 2023	December 31, 2022
Property and equipment, right-of-use assets and intangible assets
Canada	1,955,119	1,848,746
United States	2,280,622	2,256,959
	4,235,741	4,105,705

5.
Business combinations
a)
Business combinations

In line with the Group’s growth strategy, the Group acquired seven businesses during 2023, which were not considered to be material. These transactions were concluded in order to add density in the Group’s current network and further expand value-added services.

During the six months ended June 30, 2023, these non-material businesses, in aggregate, contributed revenue and net loss of $43.6 million and $2.0 million, respectively, since the acquisitions.

Had the Group acquired these non-material businesses on January 1, 2023, as per management’s best estimates, the revenue and net loss for these entities would have been $65.1 million and $0.4 million, respectively. In determining these estimated amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisitions occurred on January 1, 2023 and adjusted for interest, based on the purchase price and average borrowing rate of the Group, and income tax expense based on the effective tax rate.

During the six months ended June 30, 2023, $0.2 million of transaction costs (2022 – nil) have been expensed in other operating expenses in the consolidated statements of income in relation to the above-mentioned business acquisitions.

As of the reporting date, the Group had not yet completed the purchase price allocation over the identifiable net assets and goodwill of the 2023 acquisitions. Information to confirm the fair value of certain assets and liabilities still needs to be obtained for these acquisitions. As the Group obtains more information, the allocation will be completed.

│12

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30 2023 AND 2022 – (UNAUDITED)

The table below presents the purchase price allocation based on the best information available to the Group to date:

Identifiable assets acquired and liabilities assumed	Note	June 30, 2023
Cash and cash equivalents		8,998
Trade and other receivables		13,765
Inventoried supplies and prepaid expenses		1,385
Property and equipment	7	48,685
Right-of-use assets	8	5,524
Intangible assets	9	37,977
Other assets		154
Income tax receivable		80
Trade and other payables		(7,718)
Other non-current liabilities		(44)
Lease liabilities	12	(5,524)
Deferred tax liabilities		(13,063)
Total identifiable net assets		90,219
Total consideration transferred		138,319
Goodwill	9	48,100
Cash		124,050
Contingent consideration		14,269
Total consideration transferred		138,319

The trade receivables comprise gross amounts due of $13.8 million, of which nil was expected to be uncollectible at the acquisition date.

Of the goodwill and intangible assets acquired through business combinations in 2023, $18.2 million is deductible for tax purposes.

b)
Goodwill

The goodwill is attributable mainly to the premium of an established business operation with a good reputation in the transportation industry, and the synergies expected to be achieved from integrating the acquired entity into the Group’s existing business.

The goodwill arising in the business combinations has been allocated to operating segments as indicated in the table below, which represents the lowest level at which goodwill is monitored internally.

Operating segment	Reportable segment	June 30, 2023	June 30, 2022
U.S. Less-Than-Truckload	Less-Than-Truckload	2,381	-
Canadian Truckload	Truckload	9,199	776
Specialized Truckload	Truckload	155	3,727
U.S. Truckload	Truckload	-	(1,083)
Logistics	Logistics	36,365	24,422
		48,100	27,842

c)
Contingent consideration

The contingent consideration for the six months ended June 30, 2023 relates to non-material business acquisitions and is recorded in the original purchase price allocation. The fair value was determined using expected cash flows discounted at a rate of 8.2%. These considerations are contingent on achieving specified earning levels in a future period. The maximum amount payable is $2.8 million in less than one year and $13.4 million in 2 years.

The contingent consideration balance at June 30, 2023 is $19.4 million (December 31, 2022 - $8.8 million) and is presented in other financial liabilities on the consolidated statements of financial position.

d)
Adjustment to the provisional amounts of prior year’s non-material business combinations

The 2022 annual consolidated financial statements included details of the Group’s business combinations and set out provisional fair values relating to the consideration paid and net assets acquired of various non-material acquisitions. These acquisitions were accounted for under the provisions of IFRS 3.

As required by IFRS 3, the provisional fair values have been reassessed in light of information obtained during the measurement period following the acquisition. No material adjustments were required to the provisional fair values for these prior period business combinations during the six months ended June 30, 2023.

│13

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30 2023 AND 2022 – (UNAUDITED)

6.
Additional cash flow information

Net change in non-cash operating working capital

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Trade and other receivables	61,261	(78,576)	153,280	(202,601)
Inventoried supplies	(1,764)	(1,439)	1,088	(2,735)
Prepaid expenses	(10,117)	(447)	(21,490)	(8,695)
Trade and other payables	(49,394)	(6,600)	(82,055)	(9,275)
	(14)	(87,062)	50,823	(223,306)

7.
Property and equipment

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2022		1,166,990	1,501,548	204,788	2,873,326
Additions through business combinations	5	19,553	28,673	459	48,685
Other additions		27,447	122,350	9,287	159,084
Disposals		(115)	(93,413)	(636)	(94,164)
Reclassification to assets held for sale		(11,161)	-	-	(11,161)
Reclassification between categories*		-	34,361	(34,361)	-
Effect of movements in exchange rates		7,567	17,048	3,495	28,110
Balance at June 30, 2023		1,210,281	1,610,567	183,032	3,003,880

Accumulated Depreciation
Balance at December 31, 2022		83,140	543,272	114,959	741,371
Depreciation		10,998	101,514	8,883	121,395
Disposals		(76)	(61,109)	(553)	(61,738)
Reclassification to assets held for sale		(1,499)	-	-	(1,499)
Reclassification between categories*		-	10,290	(10,290)	-
Effect of movements in exchange rates		1,463	8,634	2,447	12,544
Balance at June 30, 2023		94,026	602,601	115,446	812,073

Net carrying amounts
At December 31, 2022		1,083,850	958,276	89,829	2,131,955
At June 30, 2023		1,116,255	1,007,966	67,586	2,191,807
* Reclassification between categories had no impact on the depreciation policy of the reclassified property and equipment.

As at June 30, 2023, there are no amounts included in trade and other payables for the purchases of property and equipment (December 31, 2022 – $1.3 million).

│14

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30 2023 AND 2022 – (UNAUDITED)

8.
Right-of-use assets

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2022		528,791	252,043	3,797	784,631
Other additions		18,207	29,753	334	48,294
Additions through business combinations	5	2,103	3,421	-	5,524
Derecognition*		(22,933)	(44,338)	(761)	(68,032)
Effect of movements in exchange rates		8,892	4,082	34	13,008
Balance at June 30, 2023		535,060	244,961	3,404	783,425

Depreciation
Balance at December 31, 2022		286,256	114,971	1,764	402,991
Depreciation		32,387	30,548	454	63,389
Derecognition*		(17,684)	(39,997)	(824)	(58,505)
Effect of movements in exchange rates		5,168	1,822	18	7,008
Balance at June 30, 2023		306,127	107,344	1,412	414,883

Net carrying amounts
At December 31, 2022		242,535	137,072	2,033	381,640
At June 30, 2023		228,933	137,617	1,992	368,542

* Derecognized right-of-use assets include negotiated asset purchases and extinguishments resulting from accidents as well as fully amortized or end of term right-of-use assets.

9.
Intangible assets

			Other intangible assets
					Non-
			Customer		compete	Information
Note		Goodwill	relationships	Trademarks	agreements	technology	Total
Cost
Balance at December 31, 2022		1,359,345	513,697	42,680	20,007	35,122	1,970,851
Additions through
business combinations	5	48,100	33,683	2,170	2,049	75	86,077
Other additions		-	-	-	-	1,645	1,645
Extinguishments		-	(4,813)	-	(1,800)	(952)	(7,565)
Effect of movements in exchange rates		20,753	5,902	739	308	240	27,942
Balance at June 30, 2023		1,428,198	548,469	45,589	20,564	36,130	2,078,950

Amortization and impairment losses
Balance at December 31, 2022		78,012	244,252	27,050	10,130	19,297	378,741
Amortization		-	21,198	2,474	2,025	1,748	27,445
Extinguishments		-	(4,813)	-	(1,800)	(952)	(7,565)
Effect of movements in exchange rates		1,043	2,969	437	153	335	4,937
Balance at June 30, 2023		79,055	263,606	29,961	10,508	20,428	403,558

Net carrying amounts
At December 31, 2022		1,281,333	269,445	15,630	9,877	15,825	1,592,110
At June 30, 2023		1,349,143	284,863	15,628	10,056	15,702	1,675,392

10.
Investments

	As at	As at
	June 30, 2023	December 31, 2022
Level 1 investments	-	71,979
Level 2 investments	4,352	-
Level 3 investments	14,119	13,985
	18,471	85,964

Level 3 investments were marked to fair value based on the company performance as at June 30, 2023. The Group elected to designate these investments as at fair value through OCI.

│15

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30 2023 AND 2022 – (UNAUDITED)

11.
Long-term debt

	As at	As at
	June 30, 2023	December 31, 2022
Non-current liabilities
Unsecured revolving facilities	35,489	-
Unsecured debenture	150,785	147,233
Unsecured senior notes	1,078,409	1,075,702
Conditional sales contracts	41,554	55,735
	1,306,237	1,278,670

Current liabilities
Current portion of conditional sales contracts	30,565	37,087
	30,565	37,087

The table below summarizes changes to the long-term debt:

		Six months ended	Six months ended
	Note	June 30, 2023	June 30, 2022
Balance at beginning of period		1,315,757	1,608,094
Proceeds from long-term debt		-	314,185
Business combinations		-	229
Repayment of long-term debt		(22,497)	(348,955)
Net increase in revolving facilities		36,789	150,725
Amortization of deferred financing fees		652	675
Effect of movements in exchange rates		30,072	(30,745)
Effect of movements in exchange rates - debt
designated as net investment hedge		(23,971)	23,218
Balance at end of period		1,336,802	1,717,426

The Group’s revolving facilities have a total size of $951.5 million at June 30, 2023 (December 31, 2022 – $929.6 million) and an additional $190.0 million of credit availability (CAD $245 million and USD $5 million). The additional credit is available under certain conditions under the Group’s syndicated revolving credit agreement.

On September 2, 2022, the Group extended its credit facility until August 16, 2026. Under the new extension, the CAD availability and USD availability remain unchanged. The adoption of the Interest Rate Benchmark Reform - Phase 2 did not have a material impact on the Group’s consolidated financial statements as the only debt balances subject to LIBOR reform is the USD portion of unsecured revolver. The revolver agreement indicated that SOFR would be the main replacement for LIBOR in the United States. Effective as of September 2, 2022, the interest rate was the sum of the adjusted term secured overnight financing rate published by the Federal Reserve Bank of New York (“SOFR”) plus an applicable margin, which can vary between 113 and 175 basis points based on certain ratios. The change in interest rate did not have a material impact on the Group’s financial statements as the Group has no interest rate swaps that hedge variable interest debt. Deferred financing fees of $0.8 million were recognized on the extension.

On March 23, 2022, the Company received $200 million in proceeds from the issuance of new debts taking the form of unsecured senior notes consisting of two tranches, of $100 million each, maturing on March 23, 2032, and 2037, bearing fixed interest rates of 3.50% and 3.80%, respectively. Deferred financing fees of $0.3 million were recognized as a result of the transaction.

On March 23, 2022, the Company received additional $100 million in proceeds from the amendment and restatement of the debt agreement signed on July 2, 2021, taking the form of unsecured senior notes as the third tranche maturing on April 2, 2034, bearing fixed interest rate of 3.55%. Deferred financing fees of $0.1 million were recognized as a result of the transaction.

The proceeds raised from the two debt issuances were used in full to pay off the unsecured term loan which was due in June 2022 without any penalty.

The debt issuances described above are subject to certain covenants regarding the maintenance of financial ratios. These are the same covenants as previously required by the Company’s syndicated revolving credit agreement as described in note 26(f) of the 2022 annual consolidated financial statements.

│16

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30 2023 AND 2022 – (UNAUDITED)

12.
Lease liabilities

	As at	As at
	June 30, 2023	December 31, 2022
Current portion of lease liabilities	118,195	115,934
Long-term portion of lease liabilities	282,085	297,105
	400,280	413,039

The table below summarizes changes to the lease liabilities:

		Six months ended	Six months ended
	Note	June 30, 2023	June 30, 2022
Balance at beginning of period		413,039	429,206
Business combinations	5	5,524	3,946
Additions		48,294	43,349
Derecognition*		(10,594)	(8,840)
Repayment		(62,564)	(61,225)
Effect of movements in exchange rates		6,581	(5,027)
Balance at end of period		400,280	401,409

* Derecognized lease liabilities include negotiated asset purchases and extinguishments resulting from accidents.

Extension options

Some real estate leases contain extension options exercisable by the Group. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The Group assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there are significant events or significant changes in circumstances within its control.

The lease liabilities include future lease payments of $7.9 million (December 31, 2022 – $9.9 million) related to extension options that the Group is reasonably certain to exercise.

The Group has estimated that the potential future lease payments, should it exercise the remaining extension options, would result in an increase in lease liabilities of $377.0 million (December 31, 2022 - $377.7 million).

The Group does not have a significant exposure to termination options and penalties.

Contractual cash flows

The total contractual cash flow maturities of the Group’s lease liabilities are as follows:

As at
June 30, 2023
Less than 1 year	132,234
Between 1 and 5 years	250,780
More than 5 years	57,686
440,700

│17

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30 2023 AND 2022 – (UNAUDITED)

13.
Employee benefits

The Group has various benefit plans, mainly TForce Freight pension plans and TFI International pension plans, under which participants are entitled to benefits once participation requirements are satisfied. Additional information relating to the retirement benefit plans is provided in Note 16 - Employee benefits of the Group’s 2022 annual consolidated financial statements.

Net periodic benefit cost and pension contributions are as follows for the TForce Freight pension plans:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Current service cost	12,522	31,280	29,980	62,561
Net interest (income) cost	(260)	52	(516)	105
Net periodic benefit cost	12,262	31,332	29,464	62,666

Pension contributions	-	25,750	-	51,500

The pension plan is funded in line with the statutory funding requirements of the Employee Retirement Income Security Act.

14.
Provisions

	Self insurance	Other	Total
As at June 30, 2023
Current provisions	36,344	8,151	44,495
Non-current provisions	64,859	36,500	101,359
	101,203	44,651	145,854

As at December 31, 2022
Current provisions	33,918	9,985	43,903
Non-current provisions	62,333	69,403	131,736
	96,251	79,388	175,639

Self-insurance provisions represent the uninsured portion of outstanding claims at period-end. Other provisions include mainly litigation provisions of $19.0 million (December 31, 2022 - $42.3 million) and environmental remediation liabilities of $16.8 million (December 31, 2022 - $23.4 million). Litigation provisions contain various pending claims for which management used judgement and assumptions about future events. The outcomes will depend on future claim developments.

15.
Share capital and other components of equity

The following table summarizes the number of common shares issued:

(in number of shares)		Six months	Six months
		ended	ended
	Note	June 30, 2023	June 30, 2022
Balance, beginning of period		86,539,559	92,152,893
Repurchase and cancellation of own shares		(1,109,900)	(3,365,041)
Stock options exercised	17	371,820	306,669
Balance, end of period		85,801,479	89,094,521

The following table summarizes the share capital issued and fully paid:

	Six months	Six months
	ended	ended
	June 30, 2023	June 30, 2022
Balance, beginning of period	1,089,229	1,133,181
Repurchase and cancellation of own shares	(12,065)	(36,747)
Cash consideration of stock options exercised	8,847	6,643
Ascribed value credited to share capital on stock options exercised, net of tax	3,231	2,442
Issuance of shares on settlement of RSUs and PSUs, net of tax	29,185	1,784
Balance, end of period	1,118,427	1,107,303

│18

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30 2023 AND 2022 – (UNAUDITED)

Pursuant to the normal course issuer bid (“NCIB”) which began on November 2, 2022 and ending on November 1, 2023, the Company is authorized to repurchase for cancellation up to a maximum of 6,370,199 of its common shares under certain conditions. As at June 30, 2023, and since the inception of this NCIB, the Company has repurchased and cancelled 1,546,720 shares.

During the six months ended June 30, 2023, the Company repurchased 1,109,900 common shares at a weighted average price of $107.07 per share for a total purchase price of $118.8 million relating to the NCIB. During the six months ended June 30, 2022, the Company repurchased 3,365,041 common shares at a weighted average price of $84.91 per share for a total purchase price of $285.7 million relating to a previous NCIB. The excess of the purchase price paid over the carrying value of the shares repurchased in the amount of $106.8 million (2022 – $249.0 million) was charged to retained earnings as share repurchase premium.

16.
Earnings per share

Basic earnings per share

The basic earnings per share and the weighted average number of common shares outstanding have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Net income	128,234	276,825	240,152	424,548
Issued common shares, beginning of period	86,771,197	91,579,954	86,539,559	92,152,893
Effect of stock options exercised	43,080	42,456	217,693	132,565
Effect of repurchase of own shares	(679,238)	(975,885)	(400,102)	(981,053)
Weighted average number of common shares	86,135,039	90,646,525	86,357,150	91,304,405

Earnings per share – basic (in dollars)	1.49	3.05	2.78	4.65

Diluted earnings per share

The diluted earnings per share and the weighted average number of common shares outstanding after adjustment for the effects of all dilutive common shares have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Net income	128,234	276,825	240,152	424,548
Weighted average number of common shares	86,135,039	90,646,525	86,357,150	91,304,405
Dilutive effect:
Stock options, restricted share units
and performance share units	989,778	1,696,790	1,179,973	1,856,810
Weighted average number of diluted common shares	87,124,817	92,343,315	87,537,123	93,161,215

Earnings per share - diluted (in dollars)	1.47	3.00	2.74	4.56

As at June 30, 2023, no stock options were excluded from the calculation of diluted earnings per share (June 30, 2022 – nil) as none were anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of stock options was based on quoted market prices for the period during which the options were outstanding.

17.
Share-based payment arrangements

Stock option plan (equity-settled)

The Company offers a stock option plan for the benefit of certain of its employees. The maximum number of shares that can be issued upon the exercise of options granted under the current 2012 stock option plan is 5,979,201. Each stock option entitles its holder to receive one common share upon exercise. The exercise price payable for each option is determined by the Board of Directors at the date of grant, and may not be less than the volume weighted average trading price of the Company’s shares for the last five trading days immediately preceding the grant date. The options vest in equal installments over three years and the expense is recognized following

│19

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30 2023 AND 2022 – (UNAUDITED)

the accelerated method as each installment is fair valued separately and recorded over the respective vesting periods. The table below summarizes the changes in the outstanding stock options:

(in thousands of options	Three months		Three months		Six months		Six months
and in dollars)		ended		ended		ended		ended
	June 30, 2023		June 30, 2022		June 30, 2023		June 30, 2022
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise	of	exercise
	options	price	options	price	options	price	options	price
Balance, beginning of period	1,011	29.02	1,879	26.01	1,302	27.89	2,061	25.70
Exercised	(81)	27.57	(125)	19.27	(372)	24.75	(307)	21.14
Balance, end of period	930	29.14	1,754	26.49	930	29.14	1,754	26.49
Options exercisable, end of period					901	28.78	1,399	24.96

The following table summarizes information about stock options outstanding and exercisable at June 30, 2023:

(in thousands of options and in dollars)	Options outstanding		Options
			exercisable
		Weighted
		average
	Number	remaining	Number
	of	contractual life	of
Exercise prices	options	(in years)	options
18.83	3	0.1	3
26.82	61	0.6	61
23.70	278	1.6	278
30.71	510	2.7	510
40.41	78	4.1	49
	930	2.3	901

Of the options outstanding at June 30, 2023, a total of 831,736 (December 31, 2022 - 1,106,883) are held by key management personnel.

The weighted average share price at the date of exercise for stock options exercised in the six months ended June 30, 2023 was $118.63 (June 30, 2022 – $95.52).

For the three and six months ended June 30, 2023, the Group recognized a compensation expense of $0.1 million and $0.2 million, respectively (June 30, 2022 - $0.1 million and $0.2 million) with a corresponding increase to contributed surplus.

No stock options were granted during the three and six months ended June 30, 2023 or June 30, 2022 under the Company’s stock option plan.

Deferred share unit plan for board members (cash-settled)

Quarterly cash amounts are paid to the board members on the second Thursday following each quarter. In addition, an equity portion of compensation is awarded, comprised of restricted share units granted annually effective on the date of each Annual Meeting, with a vesting period of one year.

Until December 31, 2020, the Company offered a deferred share unit (“DSU”) plan for its board members. Under this plan, board members could elect to receive cash, DSUs or a combination of both for their compensation. The following table provides the number of DSUs related to this plan:

(in units)	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Balance, beginning of period	259,050	307,278	310,128	306,554
Paid	-	-	(51,925)	-
Forfeited	-	-	(170)	-
Dividends paid in units	785	999	1,802	1,723
Balance, end of period	259,835	308,277	259,835	308,277

│20

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30 2023 AND 2022 – (UNAUDITED)

For the three and six months ended June 30, 2023, the Group recognized, as a result of the cash-settled director compensation plan, a compensation expense of $0.3 million and $0.6 million respectively (June 30, 2022 – $0.3 million and $0.6 million). In personnel expenses, the Group recognized a mark-to-market gain on DSUs of $1.9 million and loss $3.2 million for the three and six months ended June 30, 2023 respectively (June 30, 2022 – gain of $7.1 million and $9.2 million). As at June 30, 2023, the total carrying amount of liabilities for cash-settled arrangements recorded in trade and other payables amounted to $29.6 million (December 31, 2022 - $31.0 million).

Performance contingent restricted share unit and performance share unit plans (equity-settled)

The Company offers an equity incentive plan for the benefit of senior employees of the Group. Each participant’s annual LTIP allocation is split in two equally weighted awards of restricted share units (‘’RSUs’’) and of performance share units (“PSUs”). The RSUs are only subject to a time cliff vesting condition on the third anniversary of the award whereas the PSUs are subject to both performance and time cliff vesting conditions on the third anniversary of the award. The performance conditions attached to the PSUs are equally weighted between absolute earnings before interest and income tax and relative total shareholder return (“TSR”). For purposes of the relative TSR portion, there are two equally weighted comparisons: the first portion is compared against the TSR of a group of transportation industry peers and the second portion is compared against the S&P/TSX60 index.

Restricted share units

On February 6, 2023, the Company granted a total of 55,400 RSUs under the Company’s equity incentive plan of which 38,275 were granted to key management personnel. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $115.51 per unit.

On April 26, 2023, the Company granted a total of 7,632 RSUs under the Company’s equity incentive plan of which 7,632 were granted to the directors under the director compensation plan. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $117.85 per unit.

On February 7, 2022, the Company granted a total of 63,404 RSUs under the Company’s equity incentive plan of which 39,750 were granted to key management personnel. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $98.27 per unit.

On April 28, 2022, the Company granted a total of 10,815 RSUs under the Company’s equity incentive plan of which 10,815 were granted the directors under the director compensation plan. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $83.28 per unit.

The table below summarizes changes to the outstanding RSUs:

(in thousands of RSUs	Three months		Three months		Six months		Six months
and in dollars)		ended		ended		ended		ended
	June 30, 2023		June 30, 2022		June 30, 2023		June 30, 2022
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	grant date	of	grant date	of	grant date	of	grant date
	RSUs	fair value	RSUs	fair value	RSUs	fair value	RSUs	fair value
Balance, beginning of period	193	92.11	334	62.52	272	58.33	272	54.27
Granted	8	117.85	11	83.28	63	115.81	74	96.04
Reinvested	1	92.43	2	62.38	2	74.53	2	62.38
Settled	(11)	84.69	(46)	96.96	(145)	36.87	(46)	96.96
Forfeited	-	-	(2)	62.06	(1)	85.37	(3)	65.41
Balance, end of period	191	93.62	299	57.98	191	93.62	299	57.98

│21

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30 2023 AND 2022 – (UNAUDITED)

The following table summarizes information about RSUs outstanding and exercisable as at June 30, 2023:

(in thousands of RSUs and in dollars)	RSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	RSUs	(in years)
70.59	70	0.6
117.85	8	0.8
98.27	58	1.6
115.51	55	2.6
	191	1.5

The weighted average share price at the date of settlement of the RSUs vested in the six months ended June 30, 2023 was $115.13 (2022– $81.89).

For the three and six months ended June 30, 2023, the Group recognized, as a result of RSUs, a compensation expense of $1.6 million and $3.2 million, respectively (June 30, 2022 - $1.8 million and $4.1 million) with a corresponding increase to contributed surplus.

Of the RSUs outstanding at June 30, 2023, a total of 118,367 (December 31, 2022 – 171,790) are held by key management personnel.

Performance share units

On February 6, 2023, the Company granted a total of 55,400 PSUs under the Company’s equity incentive plan of which 38,275 were granted to key management personnel. The fair value of the PSUs is determined using a Monte Carlo simulation model for the TSR portion and using management’s estimates for the absolute earnings before interest and income tax portion. The estimates related to the absolute earnings before interest and income tax portion are revised during the vesting period and the cumulative amount recognized at each reporting date is based on the number of equity instruments for which service and non-market performance conditions are expected to be satisfied. The share-based compensation expense is recognized, through contributed surplus, over the vesting period. The fair value of the PSUs granted was $135.15 per unit as at grant date and $135.15 per unit as at June 30, 2023.

On February 7, 2022, the Company granted a total of 63,404 PSUs under the Company’s equity incentive plan of which 39,750 were granted to key management personnel. The fair value of the PSUs is determined using a Monte Carlo simulation model for the TSR portion and using management’s estimates for the absolute earnings before interest and income tax portion. The estimates related to the absolute earnings before interest and income tax portion are revised during the vesting period and the cumulative amount recognized at each reporting date is based on the number of equity instruments for which service and non-market performance conditions are expected to be satisfied. The share-based compensation expense is recognized, through contributed surplus, over the vesting period. The fair value of the PSUs granted was $100.43 per unit as at grant date and $120.08 per unit as at June 30, 2023.

The table below summarizes changes to the outstanding PSUs:

(in thousands of PSUs	Three months		Three months		Six months		Six months
and in dollars)		ended		ended		ended		ended
	June 30, 2023		June 30, 2022		June 30, 2023		June 30, 2022
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	grant date	of	grant date	of	grant date	of	grant date
	PSUs	fair value	PSUs	fair value	PSUs	fair value	PSUs	fair value
Balance, beginning of period	184	106.27	288	62.70	261	62.87	226	52.25
Granted	-	-	-	-	55	135.15	63	100.43
Reinvested	1	106.78	2	62.88	3	77.65	2	62.88
Settled	-	-	-	-	(267)	32.70	-	-
Added due to performance conditions	-	-	-	-	134	32.93	-	-
Forfeited	(1)	116.95	(2)	67.05	(2)	106.46	(3)	70.71
Balance, end of period	184	106.22	288	62.67	184	106.22	288	62.67

│22

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30 2023 AND 2022 – (UNAUDITED)

The following table summarizes information about PSUs outstanding and exercisable as at June 30, 2023:

(in thousands of PSUs and in dollars)	PSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	PSUs	(in years)
89.64	70	0.6
100.43	59	1.6
135.15	55	2.6
	184	1.5

The weighted average share price at the date of settlement of the PSUs vested in the six months ended June 30, 2023 was $115.13 (2022– nil).

For the three and six months ended June 30, 2023, the Group recognized, as a result of PSUs, a compensation expense of $1.6 million and $3.2 million, respectively (June 30, 2022 – $1.8 million and $3.4 million) with a corresponding increase to contributed surplus.

Of the PSUs outstanding at June 30, 2023, a total of 118,367 (December 31, 2022 - 171,790) are held by key management personnel.

18.
Materials and services expenses

The Group’s materials and services expenses are primarily costs related to independent contractors and vehicle operation expenses. Vehicle operation expenses consist primarily of fuel costs, repairs and maintenance, insurance, permits and operating supplies.

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Independent contractors	673,911	920,614	1,381,781	1,768,954
Vehicle operation expenses	223,794	338,510	456,204	630,578
	897,705	1,259,124	1,837,985	2,399,532

19.
Finance income and finance costs

Recognized in income or loss:

Costs (income)	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Interest expense on long-term debt and amortization of
deferred financing fees	12,511	14,146	24,415	26,277
Interest expense on lease liabilities	3,796	3,262	7,584	6,623
Interest income	(1,219)	(60)	(2,581)	(83)
Net change in fair value and accretion expense
of contingent considerations	384	72	434	29
Net foreign exchange (gain) loss	(429)	(105)	(777)	202
Other financial expenses	3,687	4,222	6,784	8,678
Net finance costs	18,730	21,537	35,859	41,726
Presented as:
Finance income	(1,648)	(165)	(3,358)	(83)
Finance costs	20,378	21,702	39,217	41,809

│23

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30 2023 AND 2022 – (UNAUDITED)

20.
Income tax expense

Income tax recognized in income or loss:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Current tax expense
Current period	57,844	107,298	98,834	159,733
Adjustment for prior periods	(2)	(1)	(393)	(126)
	57,842	107,297	98,441	159,607
Deferred tax expense (recovery)
Origination and reversal of temporary differences	(12,167)	(14,044)	(16,297)	(17,290)
Variation in tax rate	(139)	123	584	462
Adjustment for prior periods	(83)	(768)	80	1,683
	(12,389)	(14,689)	(15,633)	(15,145)
Income tax expense	45,453	92,608	82,808	144,462

Reconciliation of effective tax rate:

	Three months		Three months		Six months		Six months
	ended		ended		ended		ended
	June 30, 2023		June 30, 2022		June 30, 2023		June 30, 2022
Income before income tax		173,687		369,433		322,960		569,010
Income tax using the Company’s
statutory tax rate	26.5%	46,027	26.5%	97,900	26.5%	85,584	26.5%	150,788

Increase (decrease) resulting from:
Rate differential between jurisdictions	0.0%	(54)	-0.2%	(825)	0.2%	535	-0.1%	(771)
Variation in tax rate	-0.1%	(139)	0.0%	123	0.2%	584	0.1%	462
Non deductible expenses	0.3%	522	0.2%	856	0.2%	737	0.3%	1,678
Tax deductions and tax exempt income	-2.1%	(3,568)	-1.3%	(4,917)	-2.3%	(7,314)	-1.7%	(9,718)
Adjustment for prior periods	0.0%	(85)	-0.2%	(769)	-0.1%	(313)	0.3%	1,557
Multi-jurisdiction tax	1.6%	2,750	0.1%	240	0.9%	2,995	0.1%	466
	26.2%	45,453	25.1%	92,608	25.6%	82,808	25.4%	144,462

21.
Contingencies, letters of credit and other commitments
a)
Contingencies

There are pending operational and personnel related claims against the Group. In the opinion of management, these claims are adequately provided for in long-term provisions on the consolidated statements of financial position and settlement should not have a significant impact on the Group’s financial position or results of operations.

b)
Letters of credit

As at June 30, 2023, the Group had $69.2 million of outstanding letters of credit (December 31, 2022 - $66.8 million).

c)
Other commitments

As at June 30, 2023, the Group had $157.4 million of purchase commitments (December 31, 2022 – $149.8 million) and $46.9 million of purchase orders for leases that the Group intends to enter into and that are expected to materialize within a year (December 31, 2022 – $13.9 million).

22.
Subsequent events

Subsequent to June 30, 2023, the Group closed on the previously announced acquisition of Siemens Transportation Group for a total purchase price of $79.6 million.

│24